Jamey S. Seely

Executive Vice President,

General Counsel and

Corporate Secretary

November 3, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn: Mr. H. Roger Schwall

Re:          ION Geophysical Corporation (the “Company”)

Registration Statement on Form S-3

Filed September 23, 2016

File No. 333-213769

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 11, 2016 as amended on February 12, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed August 4, 2016

Current Report on Form 8-K

Furnished August 4, 2016

File No. 1-12691

Ladies and Gentlemen:

This letter responds to comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on October 20, 2016.   For your convenience our responses are prefaced by the Commission’s comments in bold text.  All capitalized terms used herein and not defined herein shall have the meanings given to them in the Company’s 2015 Form 10-K.

Registration Statement on Form S-3

1.                                      Please be advised that we will not be in a position to take action on the registration statement until you have resolved all outstanding staff comments relating to your Exchange Act reports.

Response:

We respectfully acknowledge the Staff’s comment.

U.S. Securities & Exchange Commission
November 3, 2016

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015

Exhibits

2.                                      We note you have filed as Exhibits 3.2 and 3.3 to your first amended Form 10-K filed February 12, 2016 two Certificates of Amendment to your Restated Certificate of Incorporation dated February 2, 2016 and February 4, 2016, respectively. Please file the complete copy of your Restated Certificate of Incorporation as amended. Refer to Item 601(b)(3)(i) of Regulation S-K.

Response:

The complete copy of the Company’s Restated Certificate of Incorporation, as amended, has been filed as an exhibit to the Company’s Form 10-Q for the quarterly period ended September 30, 2016.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Note 18. Subsequent Events, page 24

3.                                      We note your disclosure that beginning with the third quarter of fiscal year 2016 you changed your presentation of reportable segments. Where annual financial statements are included in a registration statement that includes subsequent periods managed on the basis of a new organizational structure, the annual audited financial statements should include a revised segment footnote that reflects the new reportable segments. Your Description of Business and MD&A should be similarly revised. The revised annual financial statements and related disclosures may be included directly in the registration statement or in a Form 8-K incorporated by reference. For guidance, refer to ASC 28010-50-34.

Response:

The revised annual financial statements, including a revised segment footnote, and other related revised disclosures will be disclosed in a Form 8-K.

Form 8-K Furnished August 4, 2016

Exhibit 99.1 Press Release

4.                                      You disclose the non-GAAP measure of Adjusted EBITDA in the second quarter highlights to your earnings release without also showing the comparable GAAP measure. Further, you disclose Adjusted EBITDA for the first half of 2016 and 2015 in your discussion of results without also showing the comparable GAAP measures for such periods. Please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance

U.S. Securities & Exchange Commission
November 3, 2016

with GAAP. See Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company will ensure its future earnings releases present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP with respect to any non-GAAP measure included in such releases, including the non-GAAP measure Adjusted EBITDA.  As an example, please see the Company’s third quarter 2016 earnings release, which was released on November 2, 2016.

In providing this response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any question regarding the responses set forth herein, please contact me by telephone at (713) 366-7223 or by email at jamey.seely@iongeo.com.

Sincerely,

/s/ Jamey S. Seely

Jamey S. Seely

Executive Vice President,

General Counsel and

Corporate Secretary